Exhibit 99.1

/CORRECTION — Antero Resources Corporation/

In the news release, Antero Resources Announces 2019 Capital Budget and Production Guidance, issued 08-Jan-2019 by Antero Resources Corporation over PR Newswire, we are advised by the company that in the first row of the “Cash Expense Guidance” table, the numbers in the “Consolidated” section should read “$1.65” in the “Low” column and “$1.75” in the “High” column, rather than “$1.85” and “$1.95” respectively. The complete, corrected release follows:

Antero Resources Announces 2019 Capital Budget and Production Guidance

Denver, Colorado, January 8, 2019— Antero Resources Corporation (NYSE: AR) (“Antero Resources” or the “Company”) today announced its 2019 capital budget and production guidance, reflecting a disciplined plan with Stand-alone drilling and completion capital spending at Stand-alone Adjusted Operating Cash Flow levels assuming $50 per barrel WTI oil and $3.00 per MMBtu NYMEX natural gas, while generating double digit production growth.

Guidance Highlights:

•                  In response to recent oil and NGL price declines, the Company has reduced its 2019 drilling and completion capital budget relative to 2018 to a range of $1.1 to $1.25 billion on a consolidated basis and a range of  $1.3 to $1.45 billion on a Stand-alone basis

•                  Full year 2019 production is expected to average 3,150 MMcfe/d to 3,250 MMcfe/d, a 17% to 20% increase over 2018 production guidance

•                  Liquids volumes, including NGLs and oil are expected to average 154,000 to 164,000 Bbl/d, 18% to 26% over 2018 liquids guidance, including 9,000 Bbl/d of oil, 100,000 Bbl/d of C3+ NGLs and 50,000 Bbl/d of recovered ethane, at the midpoint

•                  Plan to operate an average of 5 drilling rigs and 4 completion crews, down 1 to 2 crews from 2018

•                  Includes 115 to 125 well completions in 2019 with an average lateral length of 10,200 feet and 120 to 130 wells drilled with an average lateral length of 11,900 feet

•                  Forecasting Antero natural gas price realizations before hedges at a $0.15-$0.20/Mcf premium to Henry Hub and C3+ NGL realizations at 60-65% of WTI oil prices

•                  Mariner East 2 recently placed in-service enabling the first exports of C3+ NGLs on Antero’s 50,000 Bbl/d firm commitment

•                  Natural gas production guidance is 100% hedged in 2019

Paul Rady, Chairman and Chief Executive Officer of Antero Resources commented, “Our 2019 drilling and completion plan reflects the impacts from efficiencies that continue to improve our development program.  These efficiencies allow us to forecast attractive, double digit production growth despite fewer completion crews budgeted for 2019.  We remain focused on capital discipline and have the operational and financial flexibility to adjust our development plan with changing commodity prices.  Our diversified production mix along with our industry-leading hedge book and firm transportation portfolio have enabled us to effectively reduce commodity price risk including local basis risk.  We believe these attributes will continue to provide Antero with a competitive advantage moving forward.  To the extent that commodity prices strengthen, we expect capital allocation to reflect an appropriate mix of growth and return of capital to shareholders while continuing to maintain a strong balance sheet.”

Commenting on the 2019 outlook, Glen Warren, President, and Chief Financial Officer of Antero Resources said, “The strength of our balance sheet gives us flexibility with respect to our 2019 and future development plans, which is critical given the recent commodity price volatility.  Going forward, our strategy will be focused on low leverage, prudent capital spending and a mix of production growth and return of capital to shareholders.  If commodity prices deteriorate further, we have built in the flexibility to adjust our development plan accordingly.  Long-term, we remain committed to a strategy of spending within cash flow, maintaining a strong balance sheet that includes an appropriate amount of commodity price hedging and returning the majority of free cash flow to shareholders.”

Recent Developments

During the fourth quarter of 2018 Antero initiated its $600 million share repurchase program. As previously announced, through year-end 2018, Antero returned $129 million of cash to shareholders by repurchasing 9.1 million shares, thereby reducing shares outstanding by 3%.  Additionally, during the fourth quarter, Antero monetized $357 million of its hedge position allowing the Company to further deleverage while maintaining upside to the natural gas strip in 2019.

In November 2018, Antero began delivering ethane under its 11,500 Bbl/d ten-year export agreement with Borealis.  The ethane is being delivered through Mariner East 1 to Marcus Hook and loaded for shipment to Borealis’ steam cracker in Sweden.  The Mariner East 2 pipeline was placed in service on December 29, 2018, enabling Antero to transport up to 50,000 Bbl/d of propane and butane to Marcus Hook for export.  Mariner East 2 is expected to improve propane and butane netbacks by approximately $2.00 to $4.00 per barrel on an annual basis.

In the fourth quarter of 2018, Antero executed its first supply agreement with a premier sand supplier to directly source its sand needs for completions.  The first shipment of sand was received in mid-November.  The Company expects to directly source high quality, low-cost sand for over 70% of its 2019 development program through similar agreements with additional sand suppliers.  Antero anticipates well cost savings of approximately $200,000 per well compared to 2018 levels due to sand self-sourcing.

2019 Capital Budget and Guidance

The following is a summary of Antero Resources’ 2019 consolidated and Stand-alone capital budgets for drilling and completion and land capital.

	Consolidated		Stand-alone
Capital Budget ($ in MM)	Low	High	Low	High
Drilling & Completion	$1,100	$1,250	$1,300	$1,450
Land Capital	$75	$100	$75	$100
Total E&P Capital	$1,175	$1,350	$1,375	$1,550

The following is a summary of Antero Resources’ 2019 operational, production, pricing and cash expense guidance.

Average Operated Drilling Rigs	5
Average Operated Completion Crews	4
Operated Wells Completed	115 to 125
Operated Wells Drilled	120 to 130

Production Guidance
Net Daily Production (MMcfe/d)	3,150 – 3,250
Net Daily Natural Gas Production (MMcf/d)	2,225 – 2,275
Total Net Daily Liquids Production (Bbl/d):	154,000 – 164,000
Net Daily Oil Production (Bbl/d)	8,500 – 9,500
Net Daily C3+ NGL Production (Bbl/d)	97,500 – 102,500
Net Daily Ethane Production (Bbl/d)	48,000 – 52,000

Realized Pricing Guidance
Natural Gas Realized Price vs. NYMEX Henry Hub ($/Mcf)	$0.15 – $0.20
Oil Realized Price vs. WTI Oil ($/Bbl)	($7.00) – ($8.00)
C3+ NGL Realized Price (% of WTI Oil)	60% – 65%
Ethane Realized Price vs. Mont Belvieu ($/Gal)	($0.05) – ($0.07)

	Consolidated		Stand-alone
Cash Expense Guidance	Low	High	Low	High
Cash Production Expense ($/Mcfe)(1)*	$1.65	$1.75	$2.15	$2.25
Marketing Expense, Net of Marketing Revenue ($/Mcfe)	$0.175	$0.225	$0.175	$0.225
G&A Expense ($/Mcfe) (2)	$0.125	$0.175	$0.10	$0.14

(1)         Includes lease operating expenses, gathering, compression, processing, transportation expenses and production and ad valorem taxes. Stand-alone cash production expense includes 100% of gathering and compression and water fees paid to Antero Midstream that are eliminated on a consolidated basis.

(2)         Excludes equity-based compensation.

*                 The original release had an incorrect range for the projected 2019 Cash Production Expense. This range is corrected in this news release.

Natural Gas and NGL Price Realizations and Cash Costs

The Company expects to realize a $0.15 to $0.20 price premium compared to the NYMEX Henry Hub price for its natural gas sales during 2019, driven by an increase in the percentage of sales to both Gulf Coast and Midwest price indices and a reduction in overall sales to regional markets in 2019 compared to 2018.  Antero is forecasting an oil price discount to WTI of $7.00 to $8.00 per barrel in 2019. Driven by the Mariner East 2 project, Antero is forecasting an average realized price for C3+ NGLs of 60% to 65% of WTI oil prices in 2019.  Antero expects to sell approximately 50% of its C3+ NGL production in 2019 at Marcus Hook, PA at a premium to Mont Belvieu, which compares to an approximate $6.00 per barrel discount to Mont Belvieu received on C3+ production during 2018.

Antero is forecasting an increase in cash production expenses due to an increase in transportation expenses. The increase in transportation expenses is primarily related to Antero’s firm commitment on the Mariner East 2 project and is forecasted to be more than offset by the premium pricing at Marcus Hook.

Long-Term Outlook

Depending on the commodity price environment, Antero Resources plans to grow production at a 10% to 15% compound annual growth rate (“CAGR”) from 2020 through 2023.  Antero has a clear path to this production growth profile due to its Appalachian Basin-leading firm transportation portfolio for natural gas.  The Company’s activity level and production growth will vary on an annual basis depending on natural gas, oil and NGL price expectations with the objective of maintaining Stand-alone drilling and completion capital spending within Stand-alone Adjusted Operating Cash Flow levels, keeping leverage low while also maximizing the return of capital to shareholders.

Assuming flat $50 per barrel WTI oil prices and $2.85 per MMBtu NYMEX natural gas prices from 2020 through 2023, Antero Resources expects to grow production at the lower end of the production growth range, invest at levels that result in approximate Free Cash Flow neutrality and maintain leverage in the low 2x area declining below 2x leverage in the final two years of the outlook period (defined as Stand-alone Net Debt to Stand-alone Adjusted EBITDAX).

Assuming Wall Street analyst consensus commodity pricing of flat $65 per barrel WTI oil and $3.15 per MMBtu NYMEX natural gas prices from 2020 through 2023, Antero Resources expects to grow production at the high end of its production CAGR range, generate $2.5 to $3.0 billion of Free Cash Flow through 2023 and be in a position to both substantially reduce leverage and return significant capital to shareholders.

Non-GAAP Financial Measures

Stand-alone Adjusted Operating Cash Flow and Free Cash Flow

Free Cash Flow as presented in this release and defined by the Company represents Stand-alone Adjusted Operating Cash Flow, less Stand-alone Drilling and Completion capital, less Land Maintenance Capital.  Stand-alone Adjusted Operating Cash Flow represents net cash provided by operating activities that will be reported in the Parent column of Antero’s guarantor footnote to its financial statements before changes in working capital items.  Stand-alone Adjusted Operating Cash Flow is widely accepted by the investment community as a financial indicator of an oil and gas company’s ability to generate cash to internally fund exploration and development activities and to service debt.  Stand-alone Adjusted Operating Cash Flow is also useful because it is widely used by professional research analysts in valuing, comparing, rating and providing investment recommendations of companies in the oil and gas exploration and production industry.  In turn, many investors use this published research in making investment decisions.

Management believes that Stand-alone Adjusted Operating Cash Flow and Free Cash Flow are useful indicators of the company’s ability to internally fund its activities and to service or incur additional debt on a Stand-alone basis. Management believes that changes in current assets and liabilities, which are excluded from the calculation of these measures, relate to the timing of cash receipts and disbursements and therefore may not relate to the period in which the operating activities occurred and generally do not have a material impact on the ability of the company to fund its operations.

There are significant limitations to using Stand-alone Adjusted Operating Cash Flow and Free Cash Flow as measures of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect the company’s net income on a Stand-alone basis, the lack of comparability of results of operations of different companies and the different methods of calculating Stand-alone Adjusted Operating Cash Flow and Free Cash Flow reported by different companies. Stand-alone Adjusted Operating Cash Flow and Free Cash Flow do not represent funds available for discretionary use because those funds may be required for debt service, land acquisitions and lease renewals, other capital expenditures, working capital, income taxes, exploration expenses, and other commitments and obligations.

Stand-alone Adjusted Operating Cash Flow and Free Cash Flow are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for cash flows from operating, investing, or financing activities, as an indicator of cash flows, or as a measure of liquidity.

Total Debt, Net Debt and Stand-alone Net Debt

Net Debt is calculated as total debt less cash and cash equivalents.  Management uses Consolidated Net Debt and Stand-alone Net Debt to evaluate its financial position, including its ability to service its debt obligations.

Adjusted EBITDAX and Stand-alone Adjusted EBITDAX

Adjusted EBITDAX as defined by the Company represents net income or loss, including noncontrolling interests, before interest expense, interest income, derivative fair value gains or losses, but including net cash receipts or payments on derivative instruments included in derivative fair value gains or losses, taxes, impairments, depletion, depreciation, amortization, and accretion, exploration expense, equity-based compensation, gain or loss on early extinguishment of debt, and gain or loss on sale of assets. Adjusted EBITDAX also includes distributions from unconsolidated affiliates and excludes equity in earnings or losses of unconsolidated affiliates.

Stand-alone Adjusted EBITDAX as defined by the Company represents income or loss as reported in the Parent column of Antero’s guarantor footnote to its financial statements before interest expense, interest income, gains or losses from commodity derivatives and marketing derivatives, but including net cash receipts or payments on derivative instruments included in derivative gains or losses, income taxes, impairments, depletion, depreciation, amortization, and accretion, exploration expense, equity-based compensation, gain or loss on early extinguishment of debt, gain or loss on sale of assets, equity in earnings or loss of Antero Midstream and gain or loss on changes in the fair value of contingent acquisition consideration. Stand-alone Adjusted EBITDAX also includes distributions received from limited partner interests in Antero Midstream common units.

The GAAP financial measure nearest to Adjusted EBITDAX is net income or loss including noncontrolling interest that will be reported in Antero’s condensed consolidated financial statements.  The GAAP financial measure nearest to Stand-alone Adjusted EBITDAX is Stand-alone net income or loss that will be reported in the Parent column of Antero’s guarantor footnote to its financial statements. While there are limitations associated with the use of Adjusted EBITDAX and Stand-alone Adjusted EBITDAX described below, management believes that these measures are useful to an investor in evaluating the company’s financial performance because these measures:

•                  are widely used by investors in the oil and gas industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•                  helps investors to more meaningfully evaluate and compare the results of Antero’s operations (both on a consolidated and Stand-alone basis) from period to period by removing the effect of its capital structure from its operating structure; and

•                  is used by management for various purposes, including as a measure of Antero’s operating performance (both on a consolidated and Stand-alone basis), in presentations to the company’s board of directors, and as a basis for strategic planning and forecasting. Adjusted EBITDAX is also used by the board of directors as a performance measure in determining executive compensation. Adjusted EBITDAX, as defined by our credit facility, is used by our lenders pursuant to covenants under our revolving credit facility and the indentures governing the company’s senior notes.

There are significant limitations to using Adjusted EBITDAX and Stand-alone Adjusted EBITDAX as measures of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect the company’s net income on a consolidated and Stand-alone basis, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDAX reported by different companies.  In addition, Adjusted EBITDAX and Stand-alone Adjusted EBITDAX provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position.

Antero has not included reconciliations of Stand-alone Adjusted Operating Cash Flow and Free Cash Flow to their nearest GAAP financial measures because it cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise.

Antero Resources is an independent natural gas and oil company engaged in the acquisition, development and production of unconventional liquids-rich natural gas properties located in the Appalachian Basin in West Virginia and Ohio. The Company’s website is located at www.anteroresources.com.

This release includes “forward-looking statements”.  Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Antero Resources’ control. All statements, except for statements of historical fact, made in this release regarding activities, events or developments Antero Resources expects, believes or anticipates will or may occur in the future, such as those regarding future commodity prices, future production targets, future earnings, future capital spending plans, improved and/or increasing capital efficiency, gas marketability, estimated realized natural gas, natural gas liquids and oil prices, expected drilling and development plans (including the number and lateral length of wells to be drilled, the number of drilling rigs) and future financial position, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All forward-looking statements speak only as of the date of this release. Although Antero Resources believes that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that these plans, intentions or expectations will be achieved. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements.  Antero expressly disclaims any obligation to and does not intend to publicly update or revise any forward-looking statements, including statements set forth in the 2019 capital budget. To the extent a forward-looking statement contained in this release speaks as of a period covered by prior guidance, the information in this release is intended to supersede, and investors should not rely on, such prior guidance.

Antero Resources cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the Antero Resources’ control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under the heading “Item 1A. Risk Factors” in Antero Resources’ Annual Report on Form 10-K for the year ended December 31, 2017.

For more information, contact Michael Kennedy — SVP — Finance, at (303) 357-6782 or mkennedy@anteroresources.com.